REPUBLIC PROVIDES THIS TEMPLATED FORM C FOR THE CONVENIENCE OF ISSUERS WHO HAVE AGREED TO RUN REGULATION CROWDFUNDING OFFERINGS ON ITS PORTAL. THIS FORM C TEMPLATE IS SUBSTANTIALLY INCOMPLETE AND REQUIRES EACH ISSUER AND THEIR ATTORNEY TO THOROUGHLY COMPLETE, REVIEW AND FORM CHECK ITS CONTENTS BEFORE SUBMITTING IT TO THE SEC. UNTIL FILED WITH THE SEC, THE CONTENTS OF THIS FORM C AND ITS EXISTENCE ARE STRICTLY CONFIDENTIAL AND MAY NOT BE SHARED OR DISCUSSED WITH ANYONE EXCEPT FOR THE ISSUER'S AUTHORIZED AGENTS AND REPRESENTATIVES.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
 ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Saya Life, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

July 8, 2019

Physical Address of Issuer:

525 S Hewitt Street
Los Angeles, CA 90013

Website of Issuer:

https://saya.life/

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Crowdfunding Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

$25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

September 30, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

2

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	221,461	204,478
Cash & Cash Equivalents	47,244	81,947
Accounts Receivable	42,921	19,937
Short-term Debt	148,418	70,956
Long-term Debt	--	--
Revenues/Sales	140,353	251,079
Cost of Goods Sold	60,616	121,605
Taxes Paid	--	--
Net Income	(344,957)	(199,117)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 1, 2021

Saya Life, Inc.



Up to $1,070,000 of Crowd SAFE (Crowdfunding Simple Agreement for Future Equity)

Saya Life, Inc. ("**Saya**", the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Crowdfunding Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by September 30, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$250	$15	$485
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.
(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDCITION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://saya.life/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/saya

The date of this Form C is April 1, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

4819-3285-0646v7/105520-0000

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Saya Life, Inc. (the "Company") is a water risk management company, incorporated in Delaware as a corporation. The Company was originally incorporated in California as a corporation, under the name iConnectZone, Inc., on October 23, 2007. On April 25, 2019, the Company converted into a limited liability company in California and changed its name to Saya Life, LLC. On July 8, 2019, the Company converted to a Delaware corporation under the name Saya Life, Inc.

The Company is located at 525 S Hewitt Street, Los Angeles, CA 90013.

The Company's website is saya.life.

The Company conducts business in the United States and sells products and services through the internet throughout the United States.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/saya and is attached as Exhibit B to this Form C.

The Offering

Target Amount of the Securities Offered	$25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	$25,000*
Maximum Amount of the Securities Offered	$1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	$1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$250
Offering Deadline	September 30, 2021
Use of Proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights	See the description of the voting rights on page 28.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

4819-3285-0646v7/105520-0000

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's revenue has been adversely affected, as certain projects that were intended to be completed in 2020 have been delayed to 2021. However, the Company has used the time to complete several industrial certifications and have applied for two new patents, one of which has been awarded.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 30,000,000 shares of common stock, of which 2,674,659 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities

2

convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we

will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Sanjay Poojary, our President and Chief Executive Officer, Noorali Lakhani, our Senior Executive Vice President Operations and Ray Li, our Senior Executive Vice President Technology. The Company has or intends to enter into employment agreements with Messrs. Poojary, Lakhani and Li, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Mr. Poojary, Mr. Lakhani, Mr. Li, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

4

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

4819-3285-0646v7/105520-0000

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be

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released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The Company could potentially be found to have not complied with securities law in connection with this Offering.

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communication sent to Investors prior to the Offering is attached as Exhibit E.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public

7

offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

8

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only

4819-3285-0646v7/105520-0000

receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

4819-3285-0646v7/105520-0000

BUSINESS

Description of the Business

Saya provides water monitoring and leak detection with key market differentials. The accuracy, repeatability and dependability of the device has resulted in certifications which allow multi-unit residences to bill individual water users where there is only one utility-owned water meter servicing the building. In addition, the meter accuracy and cloud-based algorithms which monitor water flow are sufficient to warn users of both small water leaks (e.g., slab leaks) and pipe ruptures and automatically shut off water, preventing water-related building damage.

Business Plan

Saya is planning to reach its target market of builders, homeowner's associations, property owners and contractors through sales representatives, distributors, direct sales and utility and insurance service providers. Saya plans to conduct promotions and outreach through builder events and online social media.

The Company's Products and/or Services

Product / Service	Description	Current Market
Saya Valet / Smart meter and Sensors	For Multi-dwelling residential and commercial properties, Saya deploys a certified (NCWM, NSF61/372, FCC) smart-meter for sub-metering (billing for water use) and water anomaly detection. The meter is loaded with pressure sensor, temperature sensor, ultrasonic flow sensor and a remotely controllable shut-off valve. In addition to the smart meter Saya also deploys flood sensors to detect leaks under appliances, fixtures and critical industrial equipment and when it detects water it sends a signal to shut off the valve on the water meter. All sensor data is collected by a data collector / gateway that gets deployed in the network room of the property. The gateway communicates with all the sensors using 915 MHz frequency and has a range of 2 miles (LOS).	B2B e.g.: residential and commercial builders/ Contractors / Property Managers
Saya Eagle / SaaS Platform for Billing, Facilities Risk Management, Asset Management, Property Impact Metrics (Water/Energy / Carbon)	Lack of actionable water knowledge causes, Tenant billing disputes , Catastrophic damage and insurance claims, Unhealthy water quality , Water waste and Revenue reduction Losses are in the billions. SAYA Smart water management uses machine learning and AI to predicts water overuse, leaks, and changes in water quality before they become catastrophic events.	B2B Multi-family residential Properties Commercial properties

Competition

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In the US, the market is fragmented specifically in the multi-family sub-metering space. There are many players that have solutions in the market which are just billing meters (Next Century, Zenner, Master Meter, Kamstrup, etc.) and builders/ property owners they need additional third-party hardware for meter data collection, water risk management and billing applications. For meters that are installed in odd locations there is a requirement to install a remote reader hardware.

Saya is the only Sub-metering AI platform that provides an affordable, certified and accurate water billing and risk management platform that satisfies all of these requirements for a property builder saving them time and money and providing them peace of mind.

Customer Base

Saya solution is deployed B2B in residential, multi-dwelling and commercial customers who seek a complete Water Management system including sub-metering, water anomaly detection and prevention and achieving sustainable goals around water, energy and CO_2.

Saya solution also fits institutional customers like Insurance providers, Utilities and Manufacturers of appliance and fixtures who us AI/ML data to improve their product offerings, and deliver discounts and rebates to their customer base to acquire new customers or retain existing customers.

Supply Chain

Saya supplies the certified sensor platform and the Installation and service is provided by third party companies certified by NCWM for meter installation and maintenance.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
9,245,441	SMART REMOTE CONTROLLER HANDSET	Utility Application	11/11/2013	1/26/2016	United States
61/725,105	SMART REMOTE CONTROLLER HANDSET	Utility Application	11/12/2012	N/A	United States
D730,325	SMART REMOTE CONTROLLER AND CORDLESS PHONE HANDSET	Design Application	4/10/2013	5/26/2015	United States
17/103,293	WATER MANAGEMENT, METERING, LEAK DETECTION, WATER ANALYTICS AND REMOTE SHUTOFF SYSTEM	Utility Application	11/24/2020	Pending	United States
15/898,003	WATER MANAGEMENT, METERING, LEAK DETECTION, WATER ANALYTICS AND REMOTE SHUTOFF SYSTEM	Utility Application	2/15/2018	Pending [1]	United States

Application or Registration #	Title	Description	File Date	Grant Date	Country
62/459,389	SMART METERING, LEAK DETECTION, FREEZE PROTECTION AND SHUTOFF SYSTEM	Utility Application	2/15/2017	N/A	United States
63/061,732	EDGE COMPUTING ARCHITECTURE FOR PRESSURIZED WATER DATA	Utility Application	8/5/2020	N/A	United States
5780857	SAYA	Trademark	11/14/2018	6/18/2019	United States
5208068	AQUACERO	Trademark	8/8/2016	5/23/2017	United States

(1) The Company received a Notice of Allowance and has paid the issue fee. The Company is currently petitioning the United States Patent and Trademark Office (the "USPTO") for the correction of an administrative error by the USPTO. The Company expects that this issue will be resolved in the next few months.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

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USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6.0%	$1,500	6.0%	$64,200
Marketing	9.4%	$2,350	9.4%	$100,580
New Hires	28.2%	$7,050	28.2%	$301,740
Product Development & Manufacturing	37.6%	$9,400	37.6%	$402,320
Operational Cost	18.8%	$4,700	18.8%	$201,160
Total	**100%**	**$25,000**	**100%**	**1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company intends to use (i) 28.2% of the net proceeds on new hires in marketing, sales and finance, (ii) 37.6% of the net proceeds on product development, which includes software development and platform enhancement, and manufacturing to fulfill new orders and (iii) 18.8% of the net proceeds on operations, which includes patents, certifications and deployment costs.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company and Dates of Service	Principal Occupation, Employment Responsibilities for the Last Three (3) Years	Education
Sanjay Poojary	November 2016 - Present – President, Chief Executive Officer and Director	Saya Life (November 2016 – Present) * Business vision and planning * Product development roadmap * Financial planning and fund raising * Customer acquisition (Marketing & Sales) * Team Building * Revenue generation strategies	California State University, Fullerton, MS Computer Engineering (1996-1998)
Noorali Lakhani	April 2017 - Present – Senior Executive Vice President Operations	Saya Life (April 2017 – Present) * Development and Testing * Deployment and Customer retention * Customer Relationship management * Customer training * Team building	University of California, Berkeley, BS Electrical Engineering &

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			Computer Science (1990 – 1993)
Ray Li	May 2019 - Present – Senior Executive Vice President Technology	Saya Life (May 2019 – Present) * Platform Architecture design * Product Design and development * Software and Firmware * Technology roadmap and interoperability * Third Party Integration Greenwave Reality Inc (May 2010 – February 2019) *Software engineering	New Jersey Institute of Technology, MS Computer Science (1996-1998)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has two employees.

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CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 30,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 2,674,659 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	2,674,659 as of March 1, 2021
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	66.65%

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Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Options
Amount Outstanding	636,323 as of March 1, 2021
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Subject to vesting, holders may exercise the options to purchase shares of the Company's common stock at the applicable exercise price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Any exercise of the options will result in the issuance of additional shares of capital stock that may dilute the value of the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	24.92%[1]

(1) Percentage includes both 636,323 stock options outstanding and 363,677 stock options available for issuance under the Company's equity incentive plan.

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Type	Warrants
Amount Outstanding	69,451 as of March 1, 2021
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Subject to vesting, holders may exercise the warrants to purchase 5% of the Company's common stock at an exercise price of $0.001 per share. The warrants are exercisable until February 19, 2025. If there is a termination of service by holders, the warrants must be exercised within 90 days following such termination. The warrants will be automatically exercised immediately prior to a change of control transaction by way of cashless exercise if the fair market value of the Company's common stock is greater than $0.001 per share. If the fair market value is not greater than $0.001 per share, the warrant will be canceled as of the consummation of the change of control transaction. Twenty-five percent of the warrants vest immediately on February 19, 2017, the remainder of which vest in 4% monthly increments on the last day of each month until the warrants are fully vested. The Company may purchase the warrants from the holders at a mutually agreed price. If a third party investor makes an investment in the Company of no less than $250,000 in exchange for securities, such investor may purchase the warrants from the holders at a mutually agreed price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Any exercise of the warrants will result in the issuance of additional shares of capital stock that may dilute the value of the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.73%

Type	Convertible Notes
Amount Outstanding	$430,947.51 as of March 1, 2021
Voting Rights	None
Anti-Dilution Rights	Holders have a right of first refusal to purchase additional securities issued by the Company, subject to certain exceptions.
Material Terms	The notes accrue simple interest at the rate of 8% per annum. Principal and interest on the notes plus $250,000 (the "Conversion Amount") will automatically convert into shares of capital stock sold in an equity financing of not less than $1 million (a "Qualified Financing") based on a conversion price equal to the lesser of (i) the cash price paid per share of capital stock sold in the Qualified Financing multiplied by 0.8 and (ii) the quotient resulting from dividing $6,000,000 (the "Valuation Cap") by the number of shares of common stock outstanding as of October 1, 2019. Upon a preferred stock financing that does not constitute a Qualified Financing, Holders may treat the preferred stock financing as a Qualified Financing and convert the Conversion Amount into shares of preferred stock sold in such financing. In addition, if the notes have not been converted prior to the maturity date of March 31, 2021, upon the election of the Holder, the Conversion Amount will automatically convert into shares of the Company's most senior class or series of capital stock at a conversion price equal to the Valuation Cap divided by the number of shares of common stock outstanding as of the October 1, 2019 (the "Maturity Date Conversion Price"). Upon a change of control, the Company will repay holders the Conversion Amount, provided that Holders may elect to instead convert the Conversion Amount into common stock at the Maturity Date Conversion Price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Holders of the notes and holders of the Security will have the right to convert their securities in the same equity financings. Any conversion of the notes will result in the issuance of additional shares of capital stock that may dilute the value of the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.70%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

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Type	Credit Card
Amount Outstanding	$32,000
Interest Rate	18%
Description of Collateral	N/A
Other Material Terms	Revolving credit
Maturity Date	N/A

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Sanjay Poojary	• 2,444,048 shares of common stock • 65,205 shares of common stock issuable upon the conversion of convertible notes as of March 1, 2021	91.6%

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Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Saya Life, Inc. (the "**Company**") is a water risk management company, incorporated under the laws of the State of Delaware, and is headquartered in Los Angeles, California. The Company was originally incorporated in California as a corporation, under the name iConnectZone, Inc., on October 23, 2007. On April 25, 2019, the Company converted into a limited liability company in California and changed its name to Saya Life, LLC. On July 8, 2019, the Company converted to a Delaware corporation under the name Saya Life, Inc.

Cash and Cash Equivalents

As of December 31, 2018 and December 31, 2019, the Company had $129,684 and $81,947 in cash and cash equivalents, respectively.

As of February 28, 2021 the Company had an aggregate of $100,000 in cash and cash equivalents, leaving the Company with approximately 8 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company intends to manufacture hardware in August 2021 with an estimated cost of $100,000.
Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$571,806.81	1,204,659 shares	General corporate purposes	2019	Section 4(a)(2)
Stock Options	N/A	613,857	General corporate purposes	2019	Rule 701
Convertible Notes	$300,000	N/A	General corporate purposes	October 1, 2019	Section 4(a)(2)
Convertible Notes	$45,000	N/A	General corporate purposes	January 28, 2020	Section 4(a)(2)
Convertible Notes	$53,000	N/A	General corporate purposes	July 23, 2020	Section 4(a)(2)
Convertible Notes	$20,000	N/A	General corporate purposes	September 2, 2020	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Maximum Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- Sanjay Poojary, the Company's Chief Executive Officer and sole director, has from time to time invested personal funds in the Company. Prior to 2019, Mr. Poojary invested an aggregate of $513,806.81, all of which has been converted into 1,034,048 shares of common stock.

- In 2020, Mr. Poojary invested $45,000 on January 28 and $53,000 on July 23, in exchange for two convertible notes. See "CAPITALIZATION, DEBT AND OWNERSHIP - Outstanding Options, Safes, Convertible Notes, Warrants" for details regarding the terms of these notes.

- In January 2020, the Company and Mr. Poojary entered into a Separation Agreement and Mutual Release with Yadvender Kalsi, the Company's former Chief Technology Officer. As part of the separation, Mr. Poojary purchased 470,000 shares of common stock from Mr. Kalsi for a total consideration of $45,000.

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THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") (of Crowd SAFE (Crowdfunding Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by September 30, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $2500, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company and (ii)that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and

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reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made on the date of such Subsequent Closing exceeds two times the amount committed on the date of the Initial Closing and there are more than twenty-one (21) days remain before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as Exhibit C, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $500,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote

and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $8,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 90%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to capital stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the initial public offering of the Company's capital stock or reverse merger or take-over by certain entities, such as an entity that is a reporting issuer (the "**IPO**") or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $8,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; and (z) convertible promissory notes.

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In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its, selection to receive the cash payment or shares of the most recently issued capital stock, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

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The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

28

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made

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available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Sanjay Poojary
_____
(Signature)

Sanjay Poojary
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Sanjay Poojary
_____
(Signature)

Sanjay Poojary
_____
(Name)

Director
_____
(Title)

April 1, 2021
_____
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

SAYA LIFE INC.
(A Delaware Corporation)

AUDITED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
December 31, 2020

SAYA LIFE INC.

TABLE OF CONTENTS



HZ CPAs & Advisiors, P.C.

To the Board of Directors and Shareholders of
Saya Life Inc.
525 S Hewitt Street
Los Angeles, CA 90013

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying financial statements of Saya Life Inc. (the Company), which comprise the balance sheet as of December 31, 2020, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements. The prior year summarized comparative information has been derived from the Company's 2019 financial statements and in our report dated July 11, 2020, an unmodified opinion was issued.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the

appropriateness used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saya Life Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

HZ CPAs & Advisors, P.C.

Buena Park, California
March 2, 2021


SAYA LIFE INC.
BALANCE SHEET
As of December 31, 2020
(With comparatives as of December 31, 2019)


		2020		2019
ASSETS				
Current Assets				
Cash and cash equivalents (Note 2)	$	47,244	$	81,947
Accounts receivable (Note 2)		42,921		19,937
Inventory		95,267		58,105
Other current asset				1,338
Total current assets		185,432		161,327
Noncurrent Assets				
Property and equipment, net (Note 2 and 3)		36,029		43,151
Total noncurrent assets		36,029		43,151
TOTAL ASSETS	$	221,461	$	204,478
LIABILITIES AND NET ASSETS				
Current Liabilities				
Credit cards	$	58,857	$	68,674
Short-term loans		80,900		
State tax payable		8,661		2,282
Total current liabilities		148,418		70,956
Total liabilities		148,418		70,956
Shareholders' Equity				
Common shares outstanding (Note 4)		418,000		300,000
Retained earnings		(344,957)		(166,478)
Total shareholders' equity		73,043		133,522
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	221,461	$	204,478


The accompanying notes are an integral part of these financial statements.

5


SAYA LIFE INC.
STATEMENT OF INCOME
For the years ended December 31, 2020
(With comparative amounts for the year ended December 31, 2019)

	2020	2019
Sales revenue	$ 140,353	$ 251,079
Cost of goods sold	60,616	121,605
Net sales revenue	79,737	129,474
Operation expenses:		
Marketing & sales activities	13,580	33,596
R&D activities	163,344	194,553
Quality control & testing	13,599	12,170
Patent fees	6,570	
Rental expenses	2,615	500
Travel expenses	14,337	47,211
Depreciation expenses	7,122	10,512
Finance expenses	8,596	7,772
Taxes and licenses	2,230	6,669
Legal and professional fees	7,989	1,385
Security	1,710	
Office expenses	4,072	9,261
Communication expenses	34	1,262
Insurance premium	10,565	1,899
Utilities	796	100
Other Expenses	1,057	1,701
Total operation expenses	258,216	328,591
Operation income (loss)	(178,479)	(199,117)
Net income (loss)	$ (178,479)	$ (199,117)
RETAINED EARNINGS, BEGINNING OF THE YEAR	(166,478)	32,639
RETAINED EARNINGS, END OF THE YEAR	$ (344,957)	$ (166,478)

The accompanying notes are an integral part of these financial statements.

SAYA LIFE INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2020

	Common Shares	Retained Earnings	Total Stockholders' Equity
BALANCE at December 31, 2019	$ 300,000	$ (166,478)	$ 133,522
Paid in capital	118,000		118,000
Net income		(178,479)	(178,479)
BALANCE at December 31, 2020	$ 418,000	$ (344,957)	$ 73,043

The accompanying notes are an integral part of these financial statements.

SAYA LIFE INC.
STATEMENT OF CASH FLOWS
For the years ended December 31, 2020
(With comparative amounts for the year ended December 31, 2019)

	2020	2019
Cash flows from operating activities:		
Net income	$ (178,479)	$ (199,117)
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Depreciation	7,122	10,512
Changes in operating assets and liabilities:		
(Increase) decrease in assets:		
Accounts receivable	(22,984)	49,658
Inventory	(37,162)	16,474
Other current asset	1,338	23,203
Increase (decrease) in liabilities:		
Credit cards	(9,817)	49,251
State tax payable	6,379	2,282
Net cash (used in) provided by operating activities	(233,603)	(47,737)
Cash flows from financing activities:		
Cash proceeds from Short-term loans	80,900	
Cash received from accepting investments	118,000	
Net cash (used in) provided by financing activities	198,900	
Net increase (decrease) in cash	(34,703)	(47,737)
Cash and cash equivalents, beginning of the year	81,947	129,684
Cash and cash equivalents, end of the year	$ 47,244	$ 81,947

The accompanying notes are an integral part of these financial statements.

NOTE 1 – <u>GENERAL INFORMATION</u>

Saya Life Inc. (the "Company") was incorporated as a Delaware C-Corp on July 5th 2019. For multi-dwelling residential and commercial properties, The Company provides water monitoring and leak detection with key market differentials. The accuracy, repeatability and dependability of the device has resulted in certifications which allow multi-unit residences to bill individual water users where there is only one utility-owned water meter servicing the building. In addition, the meter accuracy and cloud-based algorithms which monitor water flow are sufficient to warn users of both small water leaks (e.g., slab leaks) and pipe ruptures and automatically shut off water, preventing water-related building damage.

NOTE 2 - <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>CASH AND CASH EQUIVALENTS</u>

The Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

<u>ACCOUNTS RECEIVABLES</u>

Accounts receivables are stated at face value. An allowance for uncollectible receivables, if recorded, is based on management's analysis of specific receivables and the Company's prior experience.

<u>PROPERTY AND EQUIPMENT</u>

Property and equipment are capitalized at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, generally five years with the assets having a 5% salvage value. Equipment purchases over $2,500 are capitalized. When assets are sold or retired their cost and the related accumulated depreciation are removed from the accounts with the resulting gain or loss reflected in the Statement of Profit and Loss.

<u>REVENUE RECOGNITION</u>

The company generates revenue primarily from fees charged to consumers for consumption of virtual merchandise within its intellectual properties. Revenue is recognized according to ASC 605, *Revenue Recognition*, when (1) persuasive evidence of an arrangement exists; (2) services have been rendered; (3) the seller's price to the buyer is fixed or determinable; and (4) collectability is reasonably assured.

NOTE 2 - <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)</u>

<u>ESTIMATES</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

<u>INCOME TAXES</u>

The Company accounts for income taxes in according to ASC 740 Income Taxes, which requires an asset and liability approach. The Company utilizes the liability method under which deferred tax assets and liabilities arise from the temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements, as well as from net operating loss carry forwards. Deferred tax amounts are determined by using tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided for under currently enacted tax law. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company follows ASC 740 regarding accounting for uncertain tax positions. ASC 740 clarifies the accounting for income taxes by presenting a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined by ASC 740 as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount benefit that is greater than fifty percent of being realized upon ultimate settlement. The Company files income tax returns in United States at the Federal level and with the State of California at the state level. The Company is subject to income tax examinations by tax authorities in the federal and state jurisdictions for all years since inception.

NOTE 3 – <u>PROPERTY AND EQUIPMENT</u>

Property and equipment at December 31, 2020 comprise the following:

Description	Cost	Accumulated depreciation	Net book Value
Computer and equipment	$ 32,000	$ 17,226	$ 14,774
Vehicle	$ 30,000	$ 8,745	$ 21,255
Net property and equipment	$ 62,000	$ 25,971	$ 36,029

Depreciation expense for the year ending December 31, 2020 was $7,122.

NOTE 4 – <u>CAPITAL STRUCTURE</u>

The Company is funded by Founder, partners and family and friends.
As of December 31, 2020，the Company received $418K in return for 7% equity stake in the Company at a valuation cap of $6 million.

NOTE 5 – <u>SUBSEQUENT EVENTS</u>

Saya Life Inc. management has evaluated subsequent events for the period from December 31, 2020 through March 2, 2021, the date the financial statements were available to be issued. Management did not identify any transactions that require disclosure or that would have an impact on the financial statements.

EXHIBIT B

Offering Page found on Intermediary's Portal.





Company Name	Saya Life
Logo	
Headline	Solving water management issues for enterprise property owners
Hero Image	
Tags	Water, Utilities, Smart home, Coming soon
Pitch text	**Summary** • A water risk platform for multi-tenant properties. • AI/ML for anomaly prediction and end user behavior & fixture analysis. • Only certified multi-tenant platform for billing and leak prevention. • SaaS platform deployed in several multi-tenant and commercial properties. • Risk predictive analytics market is projected to reach $21.5 B by 2025.

- Deployment in 2000 properties with 70 tenants per property = ARR of $25M.
- $10B total addressable market.

Problem

 **Water Intrusion Causes Liability & Loss**

Damages caused by water intrusion in multi-tenant properties is **costly, unhealthy and extremely stressful.**

- Multi-tenant property owners constantly worry about **ACCURATE TENANT BILLING AND PREVENTING WATER RELATED DAMAGES** caused by leaks.
- Property owners are always confronted by unhappy tenants who feel they have been charged unfairly for water use.
- It is not uncommon for 95% of multi-tenant properties to have 3-5 catastrophic leaks every year.
- Cost can range from **$20K FOR SMALL LEAKS ALL THE WAY TO OVER $150K FOR LARGER ONES** because by the time the leak is detected and mitigation is put in place, the damage has been done.



There is no one-stop solution that is cost-effective and certified, that can track water consumption accurately and in real time, and predict anomalies using ML to prevent water issues before they become catastrophic.

Solution

 **Saya Platform: Saves money, time and delivers peace of mind**

- Saya provides water monitoring and leak detection with **key market differentials.**
- **Saya is solving for the multi-tenants most significant pain points--** catastrophic leaks caused by invisible slab leaks, loss of revenue, inefficient billing process and water quality.

Saya is disrupting the water sub-metering industry with an AI/ML platform that offers substantial benefits to property owners, tenants, insurance companies and utilities providers, all using the power of bid data and analytics.

The accuracy, repeatability and dependability of our platform has resulted in certifications which **allow multi-unit residences to bill individual water users** where there is only one utility-owned water meter servicing the building.

In addition, the meter accuracy and cloud-based algorithms which monitor water flow can detect both **small water leaks (e.g., slab leaks) and pipe ruptures and automatically shut off water**, preventing water-related building damage.





Customer Proof : Impact & ROI

Multi-tenant deployment : 500 units
$ Saved & Environmental Impact
CO2 EMISSION REDUCTION
18.4 METRIC TONS
WATER SAVINGS
4.5 MILLION GALLONS = $7000 saved
ENERGY SAVINGS
16K kWh = $2,000 saved
Customer Satisfaction
3 CATASTROPHIC LEAKS PREVENTED
$75K IN PREVENTED DAMAGES
TENANT SAFETY & SATISFACTION
PREVENTED GREY WATER LEAKS THAT CAN CAUSE MOLD AND LOSS $30K
ROI WITHIN 6-12 MONTHS

Product

Multi-tenant water risk management and billing platform

Saya is an **AI/ML enabled smart water management platform.**

Our customers can manage and act in the event of pipe bursts, running toilets, slab leaks, over-consumption, and change in water quality. They can also use Saya for water-related utility rebates, to bill tenants for water use and to find data for insurance policy discounts.

Saya allows for collaboration of stakeholders across the water economy—all on a single platform.

Our sub-metering platform merges big data analytics, edge computing and AI expertise to create a revolutionary technology that can predict, detect and mitigate water issues.

Customer Driven Product Development

- 20 combined largest builders, utilities and insurance companies have provided direct feedback
- 100 additional companies interviewed for customer discovery
- 3 Core Problems: loss of revenue due to water damages, unreliable and expensive billing platforms that are unfriendly to tenants, no visibility on water quality and no easy way to improve water efficiencies in multi-tenant properties

SAYA MOBILE APPLICATION FOR PROPERTY MANAGERS & TENANTS

THE SAYA MOBILE APP PROVIDES AN EASY-TO-USE INTERFACE FOR PROPERTY MANAGER TO MANAGE BILLING AND RISK AND TENANTS TO MANAGE WATER USE.


MOBILE APP
USAGE BY FIXTURE
FORECAST
WEB DASHBOARD

- **Tenants can monitor daily consumption.**
- **Simple view for billing forecast and usage by fixture.**
- **Leak detection and mitigation.**

SAYA SENSOR PLATFORM AND EDGE COMPUTING GATEWAY


Delivering Safety, Health & Peace of Mind
Communicates with Saya Cloud Platform via Broadband or LTE
saya
Saya Flood Sensors
Detect Water on the Floor Near Any Appliances
Saya Smart Gateway
Collects Sensor Data Wirelessly Form Meter & Flood Sensors for EDGE Computing.
As Soon as Leak is Detected, It Sends an Alert to the Saya Platform & the Supply Line is Automatically Shut Off.
Saya Water Meter
• Accurate Water Consumption
• Monitors Water Pressure
• Monitors Water temperature
Automatic Water Shut-Off Valve
Saya System Features

- Typical multi-tenant buildings will only need one Gateway (data collector) for the entire building.

- The Gateway communicates on LoRa (915Mhz), CAT-M and integrated with all smart meters and sensors that work with HART, MODBUS, Z-Wave and other technologies using the Saya converter/transceiver.

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Traction

Multi-family and commercial Deployments.

Saya Life, backed by strong customer demand, will bring unparalleled trust and value to property managers and their tenants when it come to water.

With ten of the top builders, utilities and insurance providers in North America, we have successful deployments for several large multi-tenant properties.



A growing pipeline of new customers in 2021

- 40 + new builders and growing list in the pipeline.
- New opportunities through insurance and utility partners.
- Current deployment in 10 multi-family properties and 3 commercial properties.
- 3 **B**uilding **M**anagement **S**ystem partners via cloud API integration.



Current Revenue (TOTAL)

- SaaS Revenue : $120k + and growing.
- Hardware Revenue : $550k + and growing.

Award and Grants



Saya has been honored to receive several **awards from a variety of innovation, technology and impact accelerators**, projects, and competitions. We **won the CEC grant for Water-Energy Nexus project for Walmart, Watts Grant Award for Technology Healing Garden Project at LAUSD**, the **LADWP Grant Award for Water AI Project**, and the **Top 10 Innovation Award for the 2019 Cohort of the Net Zero Accelerator**.

We have been a successful portfolio company at the **Los Angeles Clean Tech Incubator and Upward Labs.**

We are currently part of **The Evonexus Incubator sponsored by Qualcomm.**

We have contracts with several **multi-family properties** across U.S., **LADWP, Walmart, Hilton, HSB Engineering Insurance, the LA Unified School District Board of Education and UBS**, amongst others.

Customers

Saya helps all stakeholders in the water damage chain

Primary : Multi-tenant residential and commercial builders, plumbing contractors, distributors, multi-family investors.

Future: hotels, schools, farms, insurers, utilities providers

- Saya's innovative AI technology allows us to help **everyone in the water damage chain.**
- Our products can be used and operated in **multi-dwelling and commercial properties** in city wide deployments.
- Currently, customers and partners include some of the biggest names in residential and commercial building, hotel, utility & insurance spaces.

Saya Life has played an important role in the Los Angeles Clean tech initiative, which was sponsored by Arnold Schwarzenegger and Eric Garcetti.



Business Model

Projecting revenue of $65M + by 2025

- A one-time-installment for sensors
- Subscription services for water risk management, billing application, remote reader application
- Each subscription is customized to the size and occupancy of the residential or commercial enterprise, and priced according to need.

With these revenue streams, we **project revenue close to $65M by 2025.**



REVENUE $1,700,000 $8,000,000 $30,000,000 $44,000,000 $65,000,000

2021   2022   2023   2024   2025

Go To Market Strategy

WHAT ARE WE SELLING?



WHO ARE WE SELLING TO?

Builders
HOA
Property Owners
Contractors



REVENUE MODEL
One Time Hardware cost
SaaS for Risk management dashboard.
SaaS for Billing application for water use.
SaaS for deductible coverage.

HOW WILL WE REACH OUR MARKET?

-Distributors
-Direct Sales
-Sales Representatives
-Service Providers (Utility/Insurance)



PROMOTIONS & OUTREACH

-Social Media
-Builder Events
-LinkedIn



Market

$3B+ SOM

Saya offers a necessary and effective solution for the costs of water damage. With our omni-directional marketing and product use, we have access to many distinct market demographics, including commercial building owners, residential single family & multi-dwelling

owners, utilities providers, manufacturers, and insurance companies.

We are currently laser focused on the multi-tenant market and **we have a $3B+ SOM and a $10B TAM.**

Competition

Saya has a "all-in one" Solution for multi-tenant property owners

Saya's AI/ML platform for water risk management and sub-metering outclasses others in the multi-tenant field by offering an incomparable platform.

Saya is bringing **a revolutionary patented technology** into a market that is ready for disruption. We have an enterprise IoT solution that can be scaled for any building or municipal service.

Our all-in-one advanced integrated technology means that **we're the safest choice on the market**. Our partnership with leaders in the industry means **we already have significant market traction**.



 Application No.: 15/898,003 (GRANTED)
Filing Date: 15-Feb-2018
Title: WATER MANAGEMENT, METERING, LEAK DETECTION, WATER ANALYTICS AND REMOTE SHUTOFF SYSTEM

 Application No.: 9/245,441 (GRANTED)
Filing Date: 11-Nov-2013
Title: SMART REMOTE CONTROLLER HANDSET

 Application No.: D730,325 (GRANTED)
Filing Date: 11-Nov-2013
Title: SMART REMOTE CONTROLLER & CORDLESS HANDSET

 Application No.: 5208068 (GRANTED)
Filing Date: 8-Aug-2016
Trademark: AQUACERO

 Application No.: 578857 (GRANTED)
Filing Date: 14-Nov-2018
Trademark: SAYA

 Application No.: 63/061,732 (Pending)
Filing Date: 05-Aug-2020
Title: EDGE COMPUTING ARCHITECTURE FOR PRESSURIZED WATER DATA

 Application No.: Pending
Title: One Click Onboarding architecture for multi-family sensor platform

COMPETITION


Advanced Hardware Platform
ML/AI Software Platform for leak detection
Mid Range hardware Platform
Basic Leak detection software
Low range Hardware
Limited Leak detection & mitigation
saya
PHYN
flo BY MOEN
StreamLabs
THE DETECTIONGROUP
RDT RELIANCE DETECTION TECHNOLOGIES
NextCentury SUBMETERING SYSTEMS
WaterCop
leakSMART
Single Family Homes (Leak Management) Limited Wi-Fi range
Certified Leak Management for Multi-Family Long Wireless Range
Certified Sub-metering & Leak Management for Multi-Family & Single Family

CUSTOMER VALIDATION

Saya's solution deployed in multi-family properties has shown impressive return on investment within 12-18 months.


Customer Impact & ROI
DISCOVERY VILLAGE IN CHINO 454 units.
Environmental Impact
CO² EMISSION REDUCTION
18.4 METRIC TONS
WATER SAVINGS
4.5 MILLION GALLONS
ENERGY SAVINGS
16K kWh
Customer Satisfaction
PROPERTY OWNER PEACE OF MIND
$75K IN PREVENTED CLAIMS
TENANT SAFETY & SATISFACTION
PREVENTED GREY WATER LEAKS THAT CAN CAUSE MOLD AND LOSE 30K
ROI WITHIN 12-18 MONTHS

Vision

The latest technologies that offer the best service

Since its founding in 2016, Saya Life has focused on sub metering, protection of property, and providing real-time control of water systems to monitor flow and prevent damage caused by leaks. It's a complete IoT solution in the market designed for sub-metering, and is also a complete water management system for enterprise and home applications.



VISION

Actionable water risk data for all stakeholders involved in the water economy.



MISSION

Provide significant benefit to multi-family property owners

- Predict and prevent damages caused by leaks.
- Mobile UX for risk management and water billing.



CORE VALUES

- Innovation   - Service Excellence   - Conservation   - Integrity

Investors

$300k in pre-seed capital raised

Saya has raised $300K pre-seed capital from Upward Labs, a prop-tech accelerator that works closely with major insurance companies.

Funds were used to develop Saya's ML/AI platform and fund core development and manufacturing activity.

Saya's core offering now includes:

1. Saya sub-metering platform for several pipe sizes, **certified by NCWM**
2. Mobile app that is **certified as a remote reader** and **meters certified to install for any orientation in both hot water and cold water lines,** so that builders can install the meters at the most convenient location.

Saya is currently raising $1M to support sales & marketing campaigns, R&D, and production costs. Our intent is to fully scale our business to account for new clients and geographical expansion.

Founders

President and **CEO Sanjay Poojary** uses his experience and expertise in IoT technology to solve unyielding issues around basic life needs. His prior experience and knowledge in the sector and his will to make a difference in the world has been a essential to the founding of Saya Life.

Sanjay's Multi-Function Role Aiding in Company Development

Before establishing Saya Life, Sanjay worked in large corporations such as Cisco Systems, and Mindspeed, before landing at a startup called Greenwave System, as a Director for Platform Project Management.

As the CEO of his own startup, Sanjay has to fulfill numerous roles and manage all the aspect of the business. Under his leadership, Saya Life has rapidly expanded its service area and reached several different customer segments. Sanjay's ability to evolve and develop his company led to recognition. Saya was named one of the top 10 smart water management providers in 2018 , and his smart meter was certified in the sub metering device category. Saya also joined the Los Angeles Cleantech Incubator, which is rated amongst the top 3 clean-tech incubators in the world.

Saya's partnership with Upward Labs in Hartford, CT has opened doors to the top insurance providers in the U.S. Sanjay has spearheaded the efforts to deliver value to these insurance partners with high quality analytics data from the platform.

In upcoming years, Saya Life looks to expand the company significantly while keeping an eye on diversity, inclusion and community impact.

CEO's Efforts in Bringing Smart Water Management

Sanjay Poojary started his career by working in the software industry. During this time, he accumulated lots of experience and eventually became a senior technology leader. He has 20+ years of experience in directing, managing and executing product and solutions release through product development. Additionally, he has deep knowledge of the IOT space, making him an expert in the industry.

Sanjay strongly believes in using cutting-edge technology to solve real-world problems. Metering has been archaic for over 100 years and that is changing now. IoT, big data, and machine learning bring a new way to capture, manage and predict relevant events and risks. His goal is to build a solution for all the elements in nature, starting with Saya Life.

Team

	Sanjay Poojary	Founder & CEO	Entrepreneur with a passion for clean technology with 18+ years of experience leading and increasing growth in small, medium and large enterprise businesses.
	Ray Li	CTO	Software Architect with 20+ years of experience leading a wide variety of enterprise technology including Hardware & Infrastructure, connectivity, database, managed services and cloud.
	Noorali Lakhani	COO	18+ years of experience leading and executing process for designing, verifying and implementing embedded systems for customer success.
	Naveen Kumar	ML/AI Data scientist	
	Marco Thompson	Advisor	EvoNexus Executive Advisor Serial Entrepreneur, Angel Investor, Venture Investor

	Jauher Zaidi	Advisor	EvoNexus Executive Advisor Serial Entrepreneur, Multiple Exits
	Howard Mirowitz	Advisor	EvoNexus Executive Advisor Adjunct Prof Innovation
	Nate Peo	Advisor	Executive Advisor Multi-family construction
	Pearl Xiang	Sr Project Manager	
	Daravithy Ly	Electrical Engineer	
	Sirette Vicenty	Design Intern	
	Software Team	Mobile App & Cloud Development	Saya Software development team is based in India and are responsible for Mobile Application and Database development.
	Taj Ahmad Eldridge	Advisor	Investment Advisor, Los Angeles Clean Tech Incubator
	Tracy Gray	Advisor	Managing Partner, The 22 Fund. Los Angeles Clean Tech Incubator Advisor

Perks

$250	A personal mention on Saya's website
$500	A personal mention on Saya's website Invitation to Saya Investor meeting
$1,000	A personal mention on Saya's website Saya Design cap Invitation to Saya investor meeting
$2,500	Saya Single family Smart water management kit. A Personal mention on Saya website. Saya Design cap. Invitation to Saya Investor meeting.
$5,000	Saya single family Smart water management kit (2 sets) A personal mention on Saya's website Saya Design cap. Invitation to Saya Investor meeting
$10,000	Saya Multi-Family Kit (can be used for a 4-plex) A personal mention on Saya's website Saya Design cap Invitation to Saya Investor meeting
$25,000	Saya Multi-Family Kit (can be used for a 4-plex) Saya Inline Water Quality Sensor Saya Design cap A personal mention on Saya's website Virtual Demo - Meet and Greet with the team Invitation to Saya Investor meeting
$50,000	Saya Multi-Family Kit (can be used for a 6-plex) Saya Inline Water Quality Sensor Saya Design cap A personal mention on Saya's website Invitation to Saya Investor meeting Meet CEO and Implementation Team Advisory packet : Join as an advisor. Please inquire: spoojary@saya.life
$100,000	Single Family Home Kit Saya Multi-Family Kit (can be used for a 10-plex) Saya Inline Water Quality Sensor. Saya Design cap. A personal mention on Saya's website. Invitation to Saya Investor meeting. Meet CEO and Implementation Team. Dinner with Executive Team. Advisor Equity Package - Vesting equity grant with an advisory agreement. Please inquire: spoojary@saya.life

FAQ

Why is Saya platform unique ?	**Saya provides water monitoring and leak detection with key market differentials** • **Certified for Multi-family & Commercial Sub-metering & Billing water water risk management including water quality.** • **Long range wireless technology with range of over a mile is perfect for multi-tenant sensor deployment.** • **Data collection by an Edge Computing gateway which can make decision locally if the connection to the cloud drops.** • **Leak Detection and remote shutoff (automatic or user initiated)** • **Water Quality sensor inline to the meter can detect changes in water quality (Turbidity, Ph, Hydrocarbons)** • **AI & ML Data & Analytics that can benefit all stakeholders (Property Owner, Tenants, Insurance Provider and Utility)**
Why do you need flood or wetness sensors?	SAYA flood or wetness sensors are used under appliances in cases where there is flow happening but the plumbing inside the appliance is broken. In this case just a flow based sensor cannot detect and prevent the damages that can be caused by the resulting leak. As soon as the flood sensor detect water on the floor it can be programmed to shut off the water meter valve preventing expensive damages.
What pipe sizes are supported ?	SAYA in-line meters are **NCWM certified for 3/4", 1", 1.25", 1.5", 2", 2.5" & 3".** We also support 4" and 6" pipe sizes. Saya Clamp-on meters can support 2″ 3″, 6″ and larger size pipes.
Where do you install the Smart meter ?	The Saya Mobile app is **certified by NCWM as a "Remote reader".** This means that the water meter can be installed any where that is convenient on the pipe carrying water to the individual units.
Do you support hot water pipes ?	All Saya water meters are certified for hot and cold water for both horizontal and vertical install.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

SAYA LIFE, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Saya Life, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 10%.

The "**Valuation Cap**" is $8,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity**

Financing Price").

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii) If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Capital Stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b) **Liquidity Event**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii) If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Not withstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued Capital Stock, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

> (ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $500,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the

Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an

unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any

securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the

Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of

law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Los Angeles, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

SAYA LIFE, INC.
By:
Name:
Title:
Address:
Email:

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated $crowd_safe_date$ between Saya Life, Inc., a Delaware Corporation (the "***Company***") and $investor_name$ ("***Stockholder")***. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

    a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.
    b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
    c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

    a) The Stockholder has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                       LLC d/b/a Republic
Date   Date

EXHIBIT D

Video Transcript

Video 1:

Hi my name is Sanjay Poojary and I am the CEO and founder at Saya Life. Saya was founded in late 2016 and we are focused on providing the knowledge of water. Water entering a property causes liability and loss for property owners, insurance companies and utilities. Saya has an AI sub-metering platform that not only monitors the consumption of water, but also detects anomalies, predicts anomalies and prevents catastrophic issues. I always wanted to start a company focused on sustainability and water is really important. Lack of knowledge of water not only causes liability and loss but the ability to shut off the water when there is a major problem like an earthquake saves lives.

Video 2:

My name is Sanjay Poojary and I am the CEO at Saya Life. So for multi-dwelling residential and commercial buildings, Saya deploys a smart water management solution for sub-metering applications and also for water risk management. So in simple terms if you are looking at a multi-family property, the property owner is looking for a billing application, he actually wants to bill his tenants for water use, and then he also wants to reduce the risk of leaks happening in the property because if there is a leak in the property and he is late detecting the leak, he's got to pay a lot of money in losses. A lot of times you cannot detect a slab leak. A slab leak is something that happens on pipes and it is a continuous flow of water at a very low flow rate, and Saya's system is able to detect these low flow rate type of leak because we use an ultrasonic sensor that can detect flow up to 0.02 gallons per minute. It is very accurate. The other type of leak are your appliances and fixtures like your washing machine and your dishwasher and when that happens the damage is already done. So when you call your insurance it is a loss. So Saya system can detect and shut off the water and prevent that loss from happening and that is a huge benefit. I was talking to a major insurance provider and what they were telling me is that 1400 claims are happening every day and average claim is from $7k to $10k. It is a very common occurrence in America in the current properties you live in to have a leak. Saya system has a machine learning and AI algorithm running in the back end so we are able to learn the consumption patterns for individual fixtures and appliances in the house and we also have flood sensors that detect when an appliance malfunctions and you have water on the floor. So combining both these cloud based algorithms and the actual sensors on the floor, we are then able to make decisions to shut off the supply line. So when there is a leak, within one minute or less than a minute if you are able to shut off the water line you are going to prevent catastrophic damage. In addition to just sub-metering and water risk management, what Saya platform does is that it collects data and builds analytics, so we are able to take all of these consumption information, we learn about consumption patterns, we know exactly how much water is used for your shower vs your toilets and other things. We provide the tenants information about their consumption. Basically we tell them based on the consumption for the first few days of the month, what their consumption is going to be for the entire month and they can adjust and budget their consumption and also reduce their utility bill in the long run. What we do for property owners is that at the end of the year we are able to produce what is called an "Impact document" , So we take the total savings in gallons for all the water they have used, we calculate the embedded cost of energy and also the carbon emission and we are able to produce a report that we can submit to the utility company and get rebates.

"Testing the Waters" Communications





Company Name	Saya Life
Logo	
Headline	Solving water management issues for enterprise property owners
Hero Image	
Tags	Coming soon , Water, Utilities, Smart home

Pitch text

Summary

- A water risk platform for multi-tenant properties.
- AI/ML for anomaly prediction and end user behavior & fixture analysis.
- Only certified multi-tenant platform for billing and leak prevention.
- SaaS platform deployed in several multi-tenant and commercial properties.
- Risk predictive analytics market is projected to reach $21.5 B by 2025.
- Deployment in 2000 properties with 70 tenants per property = ARR of $25M.

- $10B total addressable market.

Problem



Damages caused by water intrusion in multi-tenant properties is **costly, unhealthy and extremely stressful.**

- Multi-tenant property owners constantly worry about **ACCURATE TENANT BILLING AND PREVENTING WATER RELATED DAMAGES** caused by leaks.
- Property owners are always confronted by unhappy tenants who feel they have been charged unfairly for water use.
- It is not uncommon for 95% of multi-tenant properties to have 3-5 catastrophic leaks every year.
- Cost can range from **$20K FOR SMALL LEAKS ALL THE WAY TO OVER $150K FOR LARGER ONES** because by the time the leak is detected and mitigation is put in place, the damage has been done.



There is no one-stop solution that is cost-effective and certified, that can track water consumption accurately and in real time, and predict anomalies using ML to prevent water issues before they become catastrophic.

Solution



- Saya provides water monitoring and leak detection with **key market differentials.**
- **Saya is solving for the multi-tenants most significant pain points--** catastrophic leaks caused by invisible slab leaks, loss of revenue, inefficient billing process and water quality.

Saya is disrupting the water sub-metering industry with an AI/ML platform that offers substantial benefits to property owners, tenants, insurance companies and utilities providers, all using the power of bid data and analytics.

The accuracy, repeatability and dependability of our platform has resulted in certifications which **allow multi-unit residences to bill individual water users** where there is only one utility-owned water meter servicing the building.

In addition, the meter accuracy and cloud-based algorithms which monitor water flow can detect both **small water leaks (e.g., slab leaks) and pipe ruptures and automatically shut off water**, preventing water-related building damage.



Product

Saya is an **AI/ML enabled smart water management platform.**

Our customers can manage and act in the event of pipe bursts, running toilets, slab leaks, over-consumption, and change in water quality. They can also use Saya for water-related utility rebates, to bill tenants for water use and to find data for insurance policy discounts.

Saya allows for collaboration of stakeholders across the water economy—all on a single platform.

Our sub-metering platform merges big data analytics, edge computing and AI expertise to create a revolutionary technology that can predict, detect and mitigate water issues.

Customer Driven Product Development

- 20 combined largest builders, utilities and insurance companies have provided direct feedback

- 100 additional companies interviewed for customer discovery

- 3 Core Problems: loss of revenue due to water damages, unreliable and expensive billing platforms that are unfriendly to tenants, no visibility on water quality and no easy way to improve water efficiencies in multi-tenant properties

SAYA MOBILE APPLICATION FOR PROPERTY MANAGERS & TENANTS

THE SAYA MOBILE APP PROVIDES AN EASY-TO-USE INTERFACE FOR PROPERTY MANAGER TO MANAGE BILLING AND RISK AND TENANTS TO MANAGE WATER USE.



MOBILE APP | USAGE BY FIXTURE | FORECAST | WEB DASHBOARD

- **Tenants can monitor daily consumption.**
- **Simple view for billing forecast and usage by fixture.**
- **Leak detection and mitigation.**

SAYA SENSOR PLATFORM AND EDGE COMPUTING GATEWAY


Delivering Safety, Health & Peace of Mind
Communicates with Saya Cloud Platform via Broadband or LTE
saya
Saya Flood Sensors
Detect Water on the Floor Near Any Appliances
Saya Smart Gateway
Collects Sensor Data Wirelessly Form Meter & Flood Sensors for EDGE Computing.
As Soon as Leak is Detected, It Sends an Alert to the Saya Platform & the Supply Line is Automatically Shut Off.
Saya Water Meter
• Accurate Water Consumption
• Monitors Water Pressure
• Monitors Water temperature
Automatic Water Shut-Off Valve
Saya System Features

- Typical multi-tenant buildings will only need one Gateway (data collector) for the entire building.
- The Gateway communicates on LoRa (915Mhz), CAT-M and integrated with all smart meters and sensors that work with HART, MODBUS, Z-Wave and other technologies using the Saya converter/transceiver.

Your browser does not support HTML5 video.

Traction



Multi-family and commercial Deployments.

Saya Life, backed by strong customer demand, will bring unparalleled trust and value to property managers and their tenants when it come to water.

With ten of the top builders, utilities and insurance providers in North America, we have successful deployments for several large multi-tenant properties.

A growing pipeline of new customers in 2021

- 40 + new builders and growing list in the pipeline.
- New opportunities through insurance and utility partners.
- Current deployment in 10 multi-family properties and 3 commercial properties.
- 3 **B**uilding **M**anagement **S**ystem partners via cloud API integration.

Current Revenue

- SaaS Revenue : $120k + and growing.
- Hardware Revenue : $550k + and growing.

Award and Grants














Saya has been honored to receive several **awards from a variety of innovation, technology and impact accelerators**, projects, and competitions. We **won the CEC grant for Water-Energy Nexus project for Walmart, Watts Grant Award for Technology Healing Garden Project at LAUSD**, the **LADWP Grant Award for Water AI Project**, and the **Top 10 Innovation Award for the 2019 Cohort of the Net Zero Accelerator**.

We have been a successful portfolio company at the **Los Angeles Clean Tech Incubator and Upward Labs.**

We are currently part of **The Evonexus Incubator sponsored by Qualcomm.**

We have contracts with several **multi-family properties** across U.S., **LADWP, Walmart, Hilton, HSB Engineering Insurance, the LA Unified School District Board of Education and UBS**, amongst others.

Customers

Saya helps all stakeholders in the water damage chain

Primary : Multi-tenant residential and commercial builders, plumbing contractors, distributors, multi-family investors.

Future: hotels, schools, farms, insurers, utilities providers

- Saya's innovative AI technology allows us to help **everyone in the water damage chain.**
- Our products can be used and operated in **multi-dwelling and commercial properties** in city wide deployments.
- Currently, customers and partners include some of the biggest names in residential and commercial building, hotel, utility & insurance spaces.

RESIDENTIAL MULTI-DWELLING OWNERS / DISTRIBUTOR
COMMERCIAL BUILDING OWNERS
UTILITIES, MANUFACTURERS, & INSURANCE COMPANIES
Lewis Group Of Companies
LEXINGTON PARTNERS LLC
YM HOMES
OXFORD
Delta-Q
ONTRACK PROPERTY
CROWN POINT realty capital
20/20 PLUMBING & HEATING, INC.
Fluidmaster.
California Utility Services
UBS
Hilton
STRATEGIC BUILDERS
SHELBOURNE
CONDYNE CAPITAL PARTNERS, LLC
TRC
MOE
Walmart
Munich RE
HSB Engineering Insurance
LA DWP Los Angeles Department of Water & Power
THE HARTFORD
ENERGY COMMISSION
TRAVELERS
THE METROPOLITAN WATER DISTRICT OF SOUTHERN CALIFORNIA

Saya Life has played an important role in the Los Angeles Clean tech initiative, which was sponsored by Arnold Schwarzenegger and Eric Garcetti.



Business Model

Projecting revenue of $65M + by 2025

- A one-time-installment for sensors
- Subscription services for water risk management, billing application, remote reader application
- Each subscription is customized to the size and occupancy of the residential or commercial enterprise, and priced according to need.

With these revenue streams, we **project revenue close to $65M by 2025.**



REVENUE $1,700,000 $8,000,000 $30,000,000 $44,000,000 $65,000,000

2021   2022   2023   2024   2025

Go To Market Strategy

WHAT ARE WE SELLING?



WHO ARE WE SELLING TO?

Builders
HOA
Property Owners
Contractors



REVENUE MODEL
One Time Hardware cost
SaaS for Risk management dashboard.
SaaS for Billing application for water use.
SaaS for deductible coverage.

HOW WILL WE REACH OUR MARKET?

-Distributors
-Direct Sales
-Sales Representatives
-Service Providers (Utility/Insurance)



PROMOTIONS & OUTREACH

-Social Media
-Builder Events
-LinkedIn



Market

$3B+ SOM

Saya offers a necessary and effective solution for the costs of water damage. With our omni-directional marketing and product use, we have access to many distinct market demographics, including commercial building owners, residential single family & multi-dwelling owners, utilities providers, manufacturers, and insurance companies.

We are currently laser focused on the multi-tenant market and **we have a $3B+ SOM and a $10B TAM.**

Competition

Saya has a "all-in one" Solution for multi-tenant property owners

Saya's AI/ML platform for water risk management and sub-metering outclasses others in the multi-tenant field by offering an incomparable platform.

Saya is bringing **a revolutionary patented technology** into a market that is ready for disruption. We have an enterprise IoT solution that can be scaled for any building or municipal service.

Our all-in-one advanced integrated technology means that **we're the safest choice on the market**. Our partnership with leaders in the industry means **we already have significant market traction**.



PATENTS & TRADEMARK

Application No.: 15/898,003 (GRANTED)
Filing Date: 15-Feb-2018
Title: WATER MANAGEMENT, METERING, LEAK DETECTION, WATER ANALYTICS AND REMOTE SHUTOFF SYSTEM

Application No.: 9/245,441 (GRANTED)
Filing Date: 11-Nov-2013
Title: SMART REMOTE CONTROLLER HANDSET

Application No.: D730,325 (GRANTED)
Filing Date: 11-Nov-2013
Title: SMART REMOTE CONTROLLER & CORDLESS HANDSET

Application No.: 5208068 (GRANTED)
Filing Date: 8-Aug-2016
Trademark: AQUACERO

Application No.: 578857 (GRANTED)
Filing Date: 14-Nov-2018
Trademark: SAYA

Application No.: 63/061,732 (Pending)
Filing Date: 05-Aug-2020
Title: EDGE COMPUTING ARCHITECTURE FOR PRESSURIZED WATER DATA

Application No.: Pending
Title: One Click Onboarding architecture for multi-family sensor platform

COMPETITION





Advanced Hardware Platform
ML/AI Software Platform for leak detection
Mid Range hardware Platform
Basic Leak detection software
Low range Hardware
Limited Leak detection & mitigation
Single Family Homes (Leak Management) Limited Wi-Fi range
Certified Leak Management for Multi-Family Long Wireless Range
Certified Sub-metering & Leak Management for Multi-Family & Single Family
saya
PHYN
flo BY MOEN
StreamLabs
THE DETECTION GROUP
RDT RELIANCE DETECTION TECHNOLOGIES
NextCentury
WaterCop
leakSMART

CUSTOMER VALIDATION

Saya's solution deployed in multi-family properties has shown impressive return on investment within 12-18 months.

Customer Impact & ROI
DISCOVERY VILLAGE IN CHINO 454 units.
Environmental Impact
CO2 EMISSION REDUCTION
18.4 METRIC TONS
WATER SAVINGS
4.5 MILLION GALLONS
ENERGY SAVINGS
16K kWh
Customer Satisfaction
PROPERTY OWNER PEACE OF MIND
$75K IN PREVENTED CLAIMS
TENANT SAFETY & SATISFACTION
PREVENTED GREY WATER LEAKS THAT CAN CAUSE MOLD AND LOSE 30K
ROI WITHIN 12-18 MONTHS

Vision

The latest technologies that offer the best service

Since its founding in 2016, Saya Life has focused on sub metering, protection of property, and providing real-time control of water systems to monitor flow and prevent damage caused by leaks. It's a complete IoT solution in the market designed for sub-metering, and is also a complete water management system for enterprise and home applications.



VISION

Actionable water risk data for all stakeholders involved in the water economy.



MISSION

Provide significant benefit to multi-family property owners

- Predict and prevent damages caused by leaks.
- Mobile UX for risk management and water billing.



CORE VALUES

- Innovation   - Service Excellence   - Conservation   - Integrity

Investors

$300k in pre-seed capital raised

Saya has raised $300K pre-seed capital from Upward Labs, a prop-tech accelerator that works closely with major insurance companies.

Funds were used to develop Saya's ML/AI platform and fund core development and manufacturing activity.

Saya's core offering now includes:

1. Saya sub-metering platform for several pipe sizes, **certified by NCWM**
2. Mobile app that is **certified as a remote reader** and **meters certified to install for any orientation in both hot water and cold water lines,** so that builders can install the meters at the most convenient location.

Saya is currently raising $1M to support sales & marketing campaigns, R&D, and production costs. Our intent is to fully scale our business to account for new clients and geographical expansion.

Founders



President and **CEO Sanjay Poojary** uses his experience and expertise in IoT technology to solve unyielding issues around basic life needs. His prior experience and knowledge in the sector and his will to make a difference in the world has been a essential to the

founding of Saya Life.

Sanjay's Multi-Function Role Aiding in Company Development

Before establishing Saya Life, Sanjay worked in large corporations such as Cisco Systems, and Mindspeed, before landing at a startup called Greenwave System, as a Director for Platform Project Management.

As the CEO of his own startup, Sanjay has to fulfill numerous roles and manage all the aspect of the business. Under his leadership, Saya Life has rapidly expanded its service area and reached several different customer segments. Sanjay's ability to evolve and develop his company led to recognition. Saya was named one of the top 10 smart water management providers in 2018 , and his smart meter was certified in the sub metering device category. Saya also joined the Los Angeles Cleantech Incubator, which is rated amongst the top 3 clean-tech incubators in the world.

Saya's partnership with Upward Labs in Hartford, CT has opened doors to the top insurance providers in the U.S. Sanjay has spearheaded the efforts to deliver value to these insurance partners with high quality analytics data from the platform.

In upcoming years, Saya Life looks to expand the company significantly while keeping an eye on diversity, inclusion and community impact.

CEO's Efforts in Bringing Smart Water Management

Sanjay Poojary started his career by working in the software industry. During this time, he accumulated lots of experience and eventually became a senior technology leader. He has 20+ years of experience in directing, managing and executing product and solutions release through product development. Additionally, he has deep knowledge of the IOT space, making him an expert in the industry.

Sanjay strongly believes in using cutting-edge technology to solve real-world problems. Metering has been archaic for over 100 years and that is changing now. IoT, big data, and machine learning bring a new way to capture, manage and predict relevant events and risks. His goal is to build a solution for all the elements in nature, starting with Saya Life.

Team

	Sanjay Poojary	Founder & CEO	Entrepreneur with a passion for clean technology with 18+ years of experience leading and increasing growth in small, medium and large enterprise businesses.
	Ray Li	CTO	Software Architect with 20+ years of experience leading a wide variety of enterprise technology including Hardware & Infrastructure, connectivity, database, managed services and cloud.
	Noorali Lakhani	COO	18+ years of experience leading and executing process for designing, verifying and implementing embedded systems for customer success.
	Naveen Kumar	ML/AI Data scientist	
	Marco Thompson	Advisor	EvoNexus Executive Advisor Serial Entrepreneur, Angel Investor, Venture Investor

	Jauher Zaidi	Advisor	EvoNexus Executive Advisor Serial Entrepreneur, Multiple Exits
	Howard Mirowitz	Advisor	EvoNexus Executive Advisor Adjunct Prof Innovation
	Shana Schlossberg	Advisor	Upward Labs Executive Advisor Multi-family and Insurance
	Nate Peo	Advisor	Executive Advisor Multi-family construction
	Pearl Xiang	Sr Project Manager	
	Daravithy Ly	Electrical Engineer	
	Sirette Vicenty	Design Intern	
	Software Team	Mobile App & Cloud Development	Saya Software development team is based in India and are responsible for Mobile Application and Database development.

Perks

$250	A personal mention on Saya's website
$500	A personal mention on Saya's website Invitation to Saya Investor meeting
$1,000	A personal mention on Saya's website Saya Design cap Saya Single family Smart water management kit
$2,500	Saya Single family Smart water management kit. A Personal mention on Saya website. Saya Design cap. Invitation to Saya Investor meeting.
$5,000	Saya single family Smart water management kit A personal mention on Saya's website Invitation to Saya Investor meeting
$10,000	Saya Multi-Family Kit (can be used for a 4-plex) A personal mention on Saya's website Saya Design cap Invitation to Saya Investor meeting
$25,000	Saya Multi-Family Kit (can be used for a 4-plex) Saya Inline Water Quality Sensor Saya Design cap A personal mention on Saya's website Virtual Demo - Meet and Greet with the team Invitation to Saya Investor meeting
$50,000	Saya Multi-Family Kit (can be used for a 4-plex) Saya Inline Water Quality Sensor Saya Design cap A personal mention on Saya's website Invitation to Saya Investor meeting Meet CEO and Implementation Team Advisor Equity Package - Seat at the advisory board. Please inquire: spoojary@saya.life
$100,000	Single Family Home Kit Saya Multi-Family Kit (can be used for a 10-plex) Saya Inline Water Quality Sensor. Saya Design cap. A personal mention on Saya's website. Invitation to Saya Investor meeting. Meet CEO and Implementation Team. Dinner with Executive Team. Advisor Equity Package - Vesting equity grant with an advisory agreement. Please inquire: spoojary@saya.life

FAQ

Why is Saya platform unique ?	**Saya provides water monitoring and leak detection with key market differentials** • **Certified for Multi-family & Commercial Sub-metering & Billing and Single-Family home water risk management.** • **Long range wireless technology with range of over a mile is perfect for multi-tenant sensor deployment.** • **Data collection by an Edge Computing gateway which can make decision locally if the connection to the cloud drops.** • **Leak Detection and remote shutoff (automatic or user initiated)** • **Water Quality sensor inline to the meter can detect changes in water quality (Turbidity, Ph, Hydrocarbons)** • **AI & ML Data & Analytics that can benefit all stakeholders (Property Owner, Tenants, Insurance Provider and Utility)**
Why do you need flood or wetness sensors?	SAYA flood or wetness sensors are used under appliances in cases where there is flow happening but the plumbing inside the appliance is broken. In this case just a flow based sensor cannot detect and prevent the damages that can be caused by the resulting leak. As soon as the flood sensor detect water on the floor it can be programmed to shut off the water meter valve preventing expensive damages.
What pipe sizes are supported ?	SAYA in-line meters are **NCWM certified for 3/4", 1", 1.25", 1.5", 2", 2.5" & 3".** We also support 4" and 6" pipe sizes. Saya Clamp-on meters can support 2″ 3″, 6″ and larger size pipes.
Where do you install the Smart meter ?	The Saya Mobile app is **certified by NCWM as a "Remote reader".** This means that the water meter can be installed any where that is convenient on the pipe carrying water to the individual units.
Do you support hot water pipes ?	All Saya water meters are certified for hot and cold water for bot horizontal and vertical install.